UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K is incorporated by reference into the registrant’s following registration statement on Form F-3: File No. 333-197485.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017
99.2	Second Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 14, 2017
99.3	Guarantee Indenture — Class A Preferred LP Units, Series 11 of Brookfield Renewable Partners L.P., dated February 14, 2017
99.4	Guarantee Indenture — Class A Preferred LP Units, Series 12 of Brookfield Renewable Partners L.P., dated February 14, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED
Date: February 14, 2017
	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

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